Exhibit 99.9

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT
We consent to the incorporation by reference in the Registration Statements on Forms S-8 (333-253670 and 333-281425) and Form F-10 (333-290729) of our report dated March 14, 2025, with respect to the consolidated financial statements of Cresco Labs Inc. included in this Annual Report on Form 40-F for the year ended December 31, 2025.
/s/ Marcum LLP
New York, NY
March 5, 2026